

November 29, 2012

<u>**Via E-mail**</u>
Mr. Kenneth Stead
Chief Executive Officer
Kat Gold Holdings Corp.
1149 Topsail Rd.
Mount Pearl, Newfoundland
A1N 5G2, Canada

> **Re: Kat Gold Holdings, Corp.**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed November 21, 2012**
> **File No. 000-53450**

Dear Mr. Stead:

We have reviewed the above referenced filing and have the following comment. Please respond to this letter within ten business days by amending your filing or advising us when you will provide the requested response. If you do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for Fiscal Year Ended December 31, 2011

Financial Statements

1.   We note the revised report from your independent auditor filed within Amendment No. 1 to your Form 10-K. Please further amend your Form 10-K to include the financial statements for which the audit report makes reference along with the revised audit report.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director